UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

Second Quarter 2010 Financial Results

Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading multimedia semiconductor and solution provider, announced its financial results for the second quarter ended June 30, 2010.

Second Quarter 2010

Net revenue in the second quarter of 2010 was $26.4 million, an increase of 31% compared to $20.1 million in the first quarter of 2010 and 41% from the $18.7 million in the second quarter of 2009. The growth in revenue reflects increases in demand for the Company’s notebook camera processor and mobile multimedia products. Gross margin improved to 34.3% compared to 33.6% in the previous quarter driven by continued strength in notebook products and a favorable mix of higher margin mobile products.

Second quarter 2010 net loss, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $4.3 million, which included $0.9 million in share-based compensation expense and $1.0 million IP/Software purchase expense. After excluding loss attributable to non-controlling interest, net loss attributed to Vimicro was $2.8 million in the second quarter, or $0.08 loss per ADS (each representing four ordinary shares), compared to a net loss of $4.4 million, or $0.12 loss per ADS, in the first quarter of 2010.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributed to Vimicro International Corporation and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of June 30, 2010, which was RMB 6.7909 to $1.00.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	6/30/2010	12/31/2009
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	60,354	84,510
Short-term time deposits	44,177	43,935
Restricted cash	869	132
Marketable equity securities	819	543
Accounts receivable, net of provision for doubtful accounts	11,638	9,462
Inventories	16,739	8,804
Prepayments and other current assets	5,322	4,155
Deferred tax assets	3	3

Total current assets	139,921	151,544
Property, equipment and software, net	9,047	9,015
land use rights	20,291	10,905
Intangible assets, net	3,348	3,819
Goodwill	2,031	2,019
Other assets	968	973

Total assets	175,606	178,275

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	7,975	4,958
Notes payable	386	—
Taxes payable	1,226	879
Advances from customers	571	649
Accrued expenses and other current liabilities	4,927	5,900
Deferred government grants	2,761	3,844

Total current liabilities	17,846	16,230
Non-Current liabilities:
Deferred tax liabilities	99	196
Product warranty	49	25

Total liabilities	17,994	16,451

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,724,068 and 147,643,168 shares issued and outstanding as of June 30, 2010 and December 31, 2009, respectively	15	15
Additional paid-in capital	154,390	151,672
Treasury stock	(2,664)	(2,664)
Accumulated other comprehensive income	10,549	9,967
Accumulated deficit	(42,989)	(35,786)
Statutory reserve	2,782	2,782

Total shareholders equity attributable to Vimicro International Corporation	122,083	125,986
Noncontrolling interest	35,529	35,838

Total shareholders’ equity	157,612	161,824

Total liabilities and shareholders’ equity	175,606	178,275

Vimicro International Corporation

Consolidated Statement Of Operations And Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2010 Q2	2010 Q1	2009 Q2
	(unaudited)	(unaudited)	(unaudited)
Net revenue	26,368	20,110	18,717
Cost of revenue	(17,314)	(13,351)	(13,393)

Gross profit	9,054	6,759	5,324

Operating expenses:
Research and development, net	(8,801)	(8,750)	(7,371)
Selling and marketing	(1,969)	(1,457)	(1,129)
General and administrative	(3,161)	(3,208)	(6,019)

Total operating expenses	(13,931)	(13,415)	(14,519)

Loss from operations	(4,877)	(6,656)	(9,195)

Other income/(expense):
Interest income	292	309	387
Foreign exchange (loss)/gain, net	54	(35)	2
Gain on disposal of available-for-sale securities	—	—	512
Others, net	750	861	53

Loss before income taxes	(3,781)	(5,521)	(8,241)

Income taxes expense	(518)	(172)	—

Net loss	(4,299)	(5,693)	(8,241)

Less: (loss)/income attributable to non-controlling interest	(1,504)	(1,285)	135

Loss attributed to Vimicro International Corporation	(2,795)	(4,408)	(8,376)

Other comprehensive income:
Foreign currency translation adjustment	458	33	73
Unrealized gain on marketable equity securities	263	13	315

Comprehensive loss	(3,578)	(5,647)	(7,853)
Less: comprehensive (loss)/income attributable to non-controlling interest	(1,319)	(1,285)	188

Comprehensive loss attributable to Vimicro International Corporation	(2,259)	(4,361)	(8,041)

Loss per share
Basic	(0.02)	(0.03)	(0.06)

Diluted	(0.02)	(0.03)	(0.06)

Loss per ADS
Basic	(0.08)	(0.12)	(0.24)

Diluted	(0.08)	(0.12)	(0.24)

Weighted average number of ordinary shares outstanding
Basic	147,690,245	147,657,701	138,706,574

Diluted	147,690,245	147,657,701	138,706,574

Weighted average number of ADS outstanding
Basic	36,922,561	36,914,425	34,676,643

Diluted	36,922,561	36,914,425	34,676,643

Components of share-based compensation expenses are included in the following expense captions:
R&D	(422)	(532)	(1,634)
S&M	(50)	(56)	(70)
G&A	(477)	(575)	(3,963)

Total	(949)	(1,163)	(5,667)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended June 30, 2010			Three months ended March 31, 2010			Three months ended June 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(4,877)	949	(3,928)	(6,656)	1,163	(5,493)	(9,195)	5,667	(3,528)
Loss attributed to Vimicro International Corporation	(2,795)	949	(1,846)	(4,408)	1,163	(3,245)	(8,376)	5,667	(2,709)
Diluted loss per ADS	(0.08)	0.03	(0.05)	(0.12)	0.03	(0.09)	(0.24)	0.16	(0.08)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 12, 2010